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13031022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8- 14685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Advisors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street, Suite 150
(No. and Street)

Fort Wayne, Indiana 46802-3506
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth F. Conover (336) 691-3153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Suite 4000, 2001 Market Street Philadelphia, PA 19103-7096
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Elizabeth F. Conover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Advisors Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Connie Hill
Notary Public
Randolph County
North Carolina

Elizabeth F. Conover
Signature

AVP and Interim Chief Financial Officer
Title

Connie Hill
Notary Public exp. 5/11/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Advisors Corporation

Consolidated Financial Statements and Supplementary Information

Years Ended December 31, 2012 and 2011

Contents

Ernst & Young

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: + 1 215 448 5000
Fax: + 1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Advisors Corporation

We have audited the accompanying consolidated financial statements of Lincoln Financial Advisors Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the "Company"), which comprise the consolidated statements of financial condition as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Financial Advisors Corporation as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 28, 2013

1302-1024887

Lincoln Financial Advisors Corporation

Consolidated Statements of Financial Condition

	December 31 2012	December 31 2011
Assets		
Cash and invested cash	**$ 36,354,489**	$ 41,896,559
Cash segregated for regulatory purposes	**6,430,000**	6,430,000
Commissions and fees receivable	**42,341,171**	37,845,709
Due from affiliates	**2,400,808**	911,132
Deferred tax asset	**8,166,825**	7,277,512
Prepaid expenses	**1,316,749**	1,136,409
Other assets, cash invested with affiliate	**9,777,329**	9,830,763
Other assets	**5,393,097**	5,487,708
Net property and equipment (accumulated depreciation: 2012 – $4,267,155; 2011 – $4,095,584)	**1,078,122**	842,821
Total assets	**$ 113,258,590**	$ 111,658,613
Liabilities and stockholder's equity		
Liabilities:		
Payable to vendors	**$ 431,331**	$ 567,439
Due to affiliates	**16,956,161**	14,473,468
Deferred revenue	**3,246,936**	2,951,082
Accrued commissions	**25,424,977**	23,055,181
Accrued compensation and benefits	**9,514,344**	8,025,616
Other liabilities	**7,598,055**	8,566,900
Total liabilities	**63,171,804**	57,639,686
Stockholder's equity:		
Common stock – $100 par value; 5,000 shares authorized, issued, and outstanding	**500,000**	500,000
Additional paid-in capital	**19,746,694**	16,753,317
Retained earnings	**29,840,092**	36,765,610
Total stockholder's equity	**50,086,786**	54,018,927
Total liabilities and stockholder's equity	**$ 113,258,590**	$ 111,658,613

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Income

	Year Ended December 31	
	2012	**2011**
Revenues:		
Commissions and fees from third parties	**$ 271,532,997**	$ 264,264,483
Commissions and fees from affiliates	**117,095,965**	114,846,416
Other	**555,841**	680,000
Interest	**89,353**	70,288
Total revenues	**389,274,156**	379,861,187
Expenses:		
Commissions and agency expenses	**251,445,165**	242,624,464
Service charges from affiliates	**75,310,416**	71,125,291
Salaries, wages, and benefits	**23,843,269**	22,615,533
Licenses and fees	**1,564,890**	1,739,186
Professional and legal	**6,818,803**	3,976,384
Office expenses	**3,926,152**	2,538,376
Other general and administrative expenses	**4,837,789**	1,707,964
Total expenses	**367,746,484**	346,327,198
Income before income tax expense	**21,527,672**	33,533,989
Income tax expense	**8,453,190**	13,076,653
Net income	**$ 13,074,482**	$ 20,457,336

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Stockholder's Equity

	Year Ended December 31	
	2012	**2011**
Common stock:		
Balance as of beginning and end of year	**$ 500,000**	$ 500,000
Additional paid-in capital:		
Balance as of beginning of year	**16,753,317**	15,826,453
Share-based payment expense	**2,993,377**	926,864
Balance as of end of year	**19,746,694**	16,753,317
Retained earnings:		
Balance as of beginning of year	**36,765,610**	41,308,274
Net income	**13,074,482**	20,457,336
Dividends paid	**(20,000,000)**	(25,000,000)
Balance as of end of year	**29,840,092**	36,765,610
Total stockholder's equity as of end of year	**$ 50,086,786**	$ 54,018,927

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2012	**2011**
Operating activities		
Net income	**$ 13,074,482**	$ 20,457,336
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred tax asset	**581,872**	(226,007)
Depreciation on property and equipment	**171,571**	126,778
Share-based payment expense	**1,522,192**	1,360,798
Change in commissions and fees receivable	**(4,495,462)**	(2,965,365)
Change in due from affiliates	**(1,489,676)**	(388,150)
Change in prepaid expenses	**(180,340)**	(130,190)
Change in other assets, cash invested with affiliate	**53,434**	(1,608,342)
Change in other assets	**94,611**	367,923
Change in payable to vendors	**(136,108)**	(4,654)
Change in due to affiliates	**2,482,693**	(1,150,775)
Change in deferred revenue	**295,854**	(411,120)
Change in accrued commissions	**2,369,796**	2,697,982
Change in accrued compensation and benefits	**1,488,728**	1,703,488
Change in other liabilities	**(968,845)**	(384,056)
Net cash provided by operating activities	**14,864,802**	19,445,646
Investing activities		
Purchase of property and equipment	**(406,872)**	(718,111)
Net cash used in investing activities	**(406,872)**	(718,111)
Financing activities		
Dividends paid to stockholders	**(20,000,000)**	(25,000,000)
Net cash used in financing activities	**(20,000,000)**	(25,000,000)
Net decrease in cash and invested cash	**(5,542,070)**	(6,272,465)
Cash and invested cash as of beginning of year	**41,896,559**	48,169,024
Cash and invested cash as of end of year	**$ 36,354,489**	$ 41,896,559
Supplemental disclosure of cash flow information		
Income tax payments	**$ 8,865,538**	$ 11,883,267
Noncash transactions		
Executive stock option tax benefit (expense)	**$ 1,469,185**	$ (433,934)

See accompanying notes.

Lincoln Financial Advisors Corporation

Notes to Consolidated Financial Statements

December 31, 2012

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

Lincoln Financial Advisors Corporation ("LFA" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities. LFA is licensed to engage in broker-dealer and investment advisor activity throughout the United States. Our wholly owned subsidiary, LFA Management Corporation ("LFAMC") is a management company incorporated in 2004 for the purpose of providing LFA with executive management services and corporate governance. LFA is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

Certain amounts reported in prior year's consolidated financial statements have been reclassified to conform to the presentation adopted in the current year. These reclassifications had no effect on net income or stockholder's equity of the prior year.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of LFA and its wholly owned subsidiary, LFAMC. All intercompany accounts and transactions have been eliminated in consolidation.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less. Cash of $6,430,000 as of December 31, 2012 and 2011 has been segregated in a special restricted bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Cash Invested With Affiliate

In order to manage capital more efficiently, the Company participates in an intercompany cash management program where LNC can lend to or borrow from the Company to meet short-term borrowing needs. The cash management program is essentially a series of demand loans among LNC and its affiliates that reduces the overall borrowing costs by allowing LNC and its affiliates to access internal resources instead of incurring third-party transaction costs. Invested cash with LNC was $9,777,329 and $9,830,763 at December 31, 2012 and 2011, respectively, and is included in other assets, cash invested with affiliate on the consolidated statements of financial condition.

Commission Revenue and Expense

Commission revenue for customer securities transactions and related commission expenses are recorded on a settlement-date basis, which does not deviate materially from a trade-date basis. Asset-based revenue and related commission expenses are recorded as earned based on a contractual percentage of customer deposits. Wrap fee income, also referred to as assets under management fee income, is received one quarter in arrears on a number of programs in which LFA participates. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid based on the fee income.

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFA and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFA provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFA will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 2 for additional information.

Property and Equipment

Property and equipment owned for company use is carried at cost less allowances for depreciation. Provisions for depreciation are computed on the straight-line method over the estimated useful lives of the assets, which include furniture and fixtures, leasehold improvements, data processing equipment, and computer software.

Deferred Revenue

Cash received in advance for financial planning contracts is recorded as deferred revenue until delivery of the financial plan to the respective customer.

Deferred Compensation

Certain LFA employees participate in a deferred compensation plan sponsored and administered by LNC. LFA is allocated appropriate expenses related to the plan by LNC. LFA reports current period expense in salaries, wages, and benefits on the consolidated statements of income with the liability in accrued compensation and benefits on the consolidated statements of financial condition.

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

Certain LFA employees participate in stock-based compensation programs sponsored and administered by LNC. LFA is allocated appropriate expenses related to the program by LNC. LFA reports current period expense in salaries, wages, and benefits on the consolidated statements of income with the nonexercised portion in accrued compensation and benefits on the consolidated statements of financial condition.

Loans to Registered Representatives

In 2004, LFA began a loan program to attract top-producing representatives to join the sales network. Assuming the producers could generate gross dealer concessions ("GDC") in excess of a contracted amount, LFA would advance the representative a specified dollar amount that would be forgiven over the life of the loan (typically two to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. The net loan receivable is reported in other assets on the consolidated statements of financial condition.

2. Income Taxes

The income tax expense was as follows:

	Year Ended December 31	
	2012	**2011**
Federal income tax expense:		
Current	**$ 6,342,679**	$ 11,446,085
Deferred	**567,175**	(70,626)
Federal income tax expense	**6,909,854**	11,375,459
State income tax expense:		
Current	**1,528,639**	1,843,848
Deferred	**14,697**	(142,654)
State income tax expense	**1,543,336**	1,701,194
Total income tax expense	**$ 8,453,190**	$ 13,076,653

2. Income Taxes (continued)

A reconciliation of the effective tax rate differences was as follows:

	Year Ended December 31	
	2012	**2011**
Tax rate times pretax income	**$ 7,534,685**	$ 11,736,896
Effect of:		
State tax expenses	**1,003,168**	1,105,776
Other items	**(84,663)**	233,981
Income tax expense	**$ 8,453,190**	$ 13,076,653
Effective tax rate	**39.27%**	39.00%

The effective tax rate is the ratio of tax expense over pretax income (loss). Other items include corrections of immaterial errors in prior-period financial statements.

The income tax asset was as follows:

	Year Ended December 31	
	2012	**2011**
Federal income tax asset:		
Current	**$ 1,212,605**	$ (100,181)
Deferred	**6,410,029**	5,860,895
Federal income tax asset	**7,622,634**	5,760,714
State income tax asset:		
Current	**121,698**	453,025
Deferred	**1,756,796**	1,416,617
State income tax asset	**1,878,494**	1,869,642
Total current income tax payable	**1,334,303**	352,844
Total deferred income tax asset	**$ 8,166,825**	$ 7,277,512

2. Income Taxes (continued)

Significant components of our deferred tax assets were as follows:

	Year Ended December 31	
	2012	**2011**
Deferred tax assets		
Employee compensation plans	**$ 5,506,388**	$ 3,479,417
Accrued liabilities	**1,209,926**	2,594,922
Other	**1,450,511**	1,203,173
Total deferred tax assets	**8,166,825**	7,277,512
Deferred tax liabilities		
Total deferred tax liabilities	**–**	–
Net deferred tax asset	**$ 8,166,825**	$ 7,277,512

Current income taxes payable are included in due to affiliates on the statements of financial condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2012 and 2011, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary. The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS") and state taxing jurisdictions. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2009, 2010, and 2011.

There are no uncertain tax positions related to the Company in the current year.

3. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements and to better match expenses with related securities revenue, LFA has entered into various cost-sharing agreements with affiliates. Commencing in January 2009, salary, benefit, and travel ("HR") costs for a number of affiliate employees who provide substantial service to LFA have been identified and allocated to LFA. LFA employees have also been identified who provide substantial service to affiliates for which HR costs were allocated from LFA to those affiliates. The net impact to LFA in this effort was additional expense of $2,511,192 in 2012 and 2011, which is reported primarily in salaries, wages, and benefits expense on the consolidated statements of income.

Service charges for securities-related expenses are allocated pursuant to a Master Services Agreement and include, but are not limited to, cost related to officer compensation and benefits, compliance services, home and field office, and administrative expenses. These expenses are identified and charged to LFA on a monthly basis by the affiliated agency companies. LFA incurred $73,565,439 and $69,296,906 of allocated securities-related service charges in 2012 and 2011, respectively, which is reported in service charges from affiliates on the consolidated statements of income.

LFA also has a similar Master Service Agreement with LNL's Retirement Planning Services ("RPS") division. Costs related to the sale of RPS products that result in LFA revenue are identified and allocated to LFA as service charges on a monthly basis by RPS. LFA incurred $1,744,977 and $1,824,126 of RPS-related service charges in 2012 and 2011, respectively, which is reported in service charges from affiliates on the consolidated statements of income.

Service charges are allocated to LFA by certain affiliates under common LNC control for corporate and administrative services and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Service charges for corporate and administrative services include, but are not limited to, costs related to human resource administration, print and distribution, legal services, compliance, information technology, and communication services. Total affiliate corporate and administrative service charge allocations were $7,496,842 and $6,708,267 in 2012 and 2011, respectively, which is reported in general and administrative expenses, including salaries, wages, and benefits, professional and legal, office expenses, and other general and administrative expenses on the consolidated statements of income.

4. Contingencies and Commitments

Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC"), FINRA, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisors.

LFA is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be

4. Contingencies and Commitments (continued)

estimated as of December 31, 2012. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFA's financial position.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

Commitments

In September 2008, LFA entered into a loan agreement with a select group of registered representatives in which the principal balance loaned is determined by specific, agreed-upon operating expenses incurred by the group while conducting business over a period of 36 months from the agreement date. In February 2013, the loan agreement was amended to extend the term of the note through December 31, 2013. Under the agreement, the borrower may obtain advances to pay for expenses incurred up to but not exceeding $3,000,000. The principal balance of the loan is $2,801,127 and $2,701,898 at December 31, 2012 and 2011, respectively, which is reported in other assets on the consolidated statements of financial condition. The remaining commitment by LFA to advance funds is $198,873 at December 31, 2012.

5. Net Capital Requirements

LFA is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1.

	Year Ended December 31	
	2012	**2011**
Minimum net capital requirement	**$ 3,701,847**	$ 3,465,212
Net capital	**14,932,553**	18,416,611
Excess net capital	**$ 11,230,706**	$ 14,951,399
Aggregate indebtedness	**$ 55,527,678**	$ 51,978,182
Ratio of aggregate indebtedness to net capital	**3.72 to 1**	2.82 to 1

6. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Advisors Corporation

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Computation of net capital	
Consolidated stockholder's equity	$ 50,086,786
Deduct subsidiary's stockholder's equity	8,521,928
Total stockholder's equity qualified for net capital	41,564,858
Less non-allowable assets:	
Commissions and fees receivable	14,365,254
Receivables from affiliates	1,925,435
Deferred tax asset	2,222,898
Prepaid expenses	1,316,749
Other assets	5,121,964
Property and equipment	1,041,546
Total non-allowable assets	25,993,846
Other deductions	12,438
Net capital before haircuts on securities positions	15,558,574
Haircuts on securities	626,021
Net capital	$ 14,932,553
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 55,527,678
Ratio aggregate indebtedness to net capital	3.72 to 1
Computation of basic net capital requirements	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 3,701,847
Excess net capital	$ 11,230,706
Net capital less the greater of 10% aggregate indebtedness or 120% of $250,000	$ 9,379,785

The audited financial statements are presented on a consolidated basis; however, the accompanying net capital calculation is presented based on LFA's unconsolidated financial information. No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2012 submitted on February 27, 2013 with a reconciliation between the originally filed Part II and the amended version.

Lincoln Financial Advisors Corporation

Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

Credit balances	
Free credit and other credit balances	$ 3,555,121
Total credit items	3,555,121
Debit balances	
Secured customer debit balances	–
Less 1%	–
Total debit items	–
Excess of total credits over total debits	$ 3,555,121
Amount held on deposit in "Reserve Bank Account"	$ 6,430,000

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2012 submitted on February 27, 2013 with a reconciliation between the originally filed Part II and the amended version.

Lincoln Financial Advisors Corporation

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFA's possession or control as of December 31, 2012 (for which instructions to reduce to possession or control had been issued), but for which the required action was not taken by LFA within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2012, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3.	$ –
B. Number of items.	–

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
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Suite 700
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Philadelphia, PA 19103

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Fax: + 1 215 448 4069
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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lincoln Financial Advisors Corporation

In planning and performing our audit of the consolidated financial statements of Lincoln Financial Advisors Corporation (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiencies in internal control that we consider to be a material weakness, as defined above. These deficiencies were considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and these deficiencies do not affect our report on the consolidated financial statements of the Company dated February 28, 2013.

Internal control deficiencies were identified with regard to the Company's financial reporting of its December 31, 2012 reserve requirement under SEC Rule 15c3-3 and its determination of receivable balances in accordance with generally accepted accounting principles. As a result of these deficiencies, adjustments to the Company's December 31, 2012 unaudited Form X-17a-5, Part IIA filing were required. The adjustments included the identification of additional third-party checks totaling $2,018,576 required for inclusion in the Company's free credit balances in accordance with SEC Rule 15c3-3 and the write-off of an accounts receivable asset of $2,279,601. The Company's determination of net capital in accordance with SEC Rule 15c3-1 was not affected as a result of these deficiencies. The Company is reviewing its controls for financial reporting to ensure they are functioning to prevent a recurrence of the deficiencies identified herein and to help prevent and detect material misstatements going forward.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except for the matters described in the preceding paragraphs that we consider to be a material inadequacy, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2013